Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-290050 on Form F-10 of our reports dated May 26, 2026, relating to the financial statements of Silvercorp Metals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report on Form 6-K dated May 26, 2026.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 26, 2026